Filed by The Walt Disney Company pursuant to Rule 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Pixar

Commission File No.: 0-26976

The following are excerpts from a transcript of the annual stockholder meeting of The Walt Disney Company at The Arrowhead Pond in Anaheim, California, on the morning of March 10, 2006. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

Robert A. Iger

To build upon the legacy of Walt Disney and to achieve the full potential of a company that bears his name, we have made animation our top priority, and we affirmed that the art of Disney animation is incredibly important when we made the decision to acquire Pixar Animation Studios.

We all know that this acquisition comes with award-winning, extraordinary stories and characters and great technology. But it also comes with considerable talent. The creativity and innovation of the Pixar team is outstanding. And leading this team are three of the most gifted and talented people in animation:

•	Ed Catmull, who will be our new animation president, is renowned for his mastery and technical leadership.

•	John Lasseter will be Chief Creative Officer at Animation and Principle Creative Advisor at Imagineering. John’s amazing ability to create good stories and create unforgettable stories and unbelievable worlds is evident in each of the films he’s made.

•	And, as George Mitchell mentioned earlier, we all know that Steve Jobs is a true leader and visionary, and he will contribute his expertise as a board member after the deal closes.

Here to tell you all about the exciting future of animation at Disney is a man who has a great love and passion for the art but also a great love and passion for The Walt Disney Company. Ladies and gentlemen, John Lasseter.

John Lasseter

Thank you. For the Disney shareholders meeting my wife said I had to dress up, so I wore black tennis shoes and I put a jacket on. This is as dressed up as I get.

I can’t tell you how exciting it is to be here. Not here at The Pond, but here at Disney. As you know — maybe you don’t know — I was born in Whittier, California, about a half hour from here. All I ever wanted to be was an animator. All I ever wanted to do was work for Walt Disney.

I discovered that — you know, when you’re like really in love with cartoons but you’re in high school and supposed to be cool, and you would run home — before the Disney Channel, before video cassettes — run home for 4:30, Bugs and his buddies, channel 11, to catch it even in high school? That was me. Then in high school I read the book “The Art of Animation” by Bob Thomas, and it dawned on me: people make money doing cartoons. That’s what I wanted to be.

So I got a scholarship to the Disney Foundation, and while I was there I worked at Disneyland on the Jungle Cruise. My favorite joke is — remember the natives that are on the pole and the rhino was there? “Oh, there they are, it’s the famous Hontas tribe. They’ve been lost for a long time. Oh, look, the rhino is trying to poke-a-hontas.” No. 1 joke.

And I worked at Disney after I graduated in 1979, and then I saw something that I felt was amazing: the very first bit of 3D computer animation ever done. I knew that Walt would have loved this. Walt always strived to get more dimension in his animation. This is amazing. So I followed my dream to work with — who I think is one of the most amazing people I’ve ever known in my life — Ed Catmull.

And in 1986, Steve Jobs bought us from LucasFilms, and we formed Pixar. For the first ten years we lost a lot of Steve’s money. A lot of Steve’s money. But he believed in us. He believed in what we were doing. It’s people, an amazing group of people, that Ed and Steve and I have been fortunate to lead for all these years. All of us believe in one simple thing: quality is a great business plan, period. We always believe, no matter what we do — a feature film, DVD, lunch box, tee shirt — if we make the best quality it can be, whether an animated film . . . it can entertain someone from the moment they step into the theater until the moment they turn back home. For every minute you’re deeply entertained; that’s why we do what we do. That’s what I love to do, I love to entertain people thoroughly.

So when Bob Iger came to the three of us and said, “we’re interested in acquiring you,” I was worried because we have built this incredibly wonderful culture at Pixar about creativity and about quality, and everyone there, 850 of us, believed in that single thing.

I was worried until I got to know Bob Iger. Ladies and gentlemen, you are led by a great man. He is amazing. That’s why we’re here. That’s why Pixar joined up with Disney, and that’s why Ed and I are so proud to lead Disney feature animation into the future. I promise you, we will make films that will entertain you from the moment the lights dim until the moment they come up. I give you my word on that. You know, what we found at Disney feature film animation is the most wonderful group of talented artists who have been wanting to make motion pictures for a long time. We’re going to work with them and it’s going to be phenomenal. We’re bringing back some amazing people that have left, and we’re making Disney the place you have to work at again.

And I get to help design theme park rides. I never understood why you wouldn’t start designing a ride when you start coming up with an idea for an animated film. So when a film comes out, two months later a ride can open. You know, we believe that you can make great stories with great characters that live beyond the boundary of the film so people want to be with those characters for the rest of their lives and experience it again and again and again. So I promise you, not only are we going to make great motion pictures, we’re going to make theme park rides that as soon as you get off that ride, you want to get back in that line no matter how long it is to ride that ride again. I promise you that (applause).

I’m so excited, I get to direct movies, too. And my new movie, which I’m very proud of, is “Cars.” I have worked on this movie since December of 1999, when I finished directing “Toy Story II.” My father was a parts manager at a Chevrolet dealership in Whittier, California. All my life, and I have loved cars. My mother was a high school art teacher for 38 years, so this is a very personal story for me because it’s putting my two loves together.

So I’ve brought some special things to show you. First, I would like to show you our latest trailer that’s premiering here today for you.

This is a very personal story for me. I worked nonstop directing “Toy Story” and “Toy Story II,” and during that time I actually had four of my five sons. Towards the end of “Toy Story II,” my wife said, “John,” she was very supportive of me in my career at Pixar, but she said — “One day you’re going to wake up and your kids are going to have gone off to college and you will have missed it.” I realized she was right. I took the summer off that year. We bought an old used motor home and we put our feet in the Pacific Ocean and we headed east. We had two months, just the family, and it was amazing. I changed.

I came back, and I said, “That’s what I want that movie to be about, what I learned that summer.”

So the story is a very special one to me. It’s about a character named Lightning McQueen, played by Owen Wilson. About a race car in a world where there’s no humans, just cars are alive. In this world, race cars are athletes. He’s driven to be the fastest, the quickest to get there. And on his way to the final race of the season, he gets lost and stuck in an old Route 66 town, which the modern world was bypassed years ago and it’s inhabited by old cars from the ‘50s and ‘60s. The one commodity they have a lot of is time. He thinks he’s stuck in hell, but he learns a lot about life. There he meets an old ‘51 Hudson Hornet called Doc Hudson. He’s the town doctor and the town judge. He’s played by Paul Newman. He falls in love with a Porsche 911 voiced by Bonnie Hunt. And he meets probably the most — the character that he could never possibly be friends with. He only likes to hang out with new cars, this beat-up, rusty tow truck named Mater. It’s like “To-mater” without the “To.” He’s voiced by the greatest living American actor today, Larry the Cable Guy.

[Film clip omitted]

I’ve brought with me something special for you that no one has seen outside of Pixar. It’s a clip — it’s not a trailer — it’s a full clip from our movie. In this scene, Lightning McQueen — they don’t know who he is. Here’s this guy who comes through town, he wrecks their main road, livelihood, and Doc sentences him to community service. You’ve got to fix what you broke before you can leave.

So fixing a road to Lightning McQueen, the prima donna — he has to pull this disgusting, smelly, tar-covered road paving machine they lovingly call Betsy to fix the road. And he’s working really, really hard. Mater, who’s hanging out with him the whole time because it’s a new person to talk to, is given the job to watch him so he doesn’t escape one evening. So instead of just watching him, Mater takes him to do his absolute favorite past time.

[Film clip omitted]

Thank you so much for having me here, and I’m to proud to be a part of this company again. This guy is a great guy. Thank you, Bob.

Bob Iger

John, wait a minute – don’t you have something else?

John Lasseter

I’ve got one more thing. How would you like to see what Pixar is doing next after Cars? This is the world premier of the trailer for our new movie. I’d just like to show it to you.

[Film clip omitted]

It will come out in the summer of 2007. It will be led by Brad Bird, the director of “The Incredibles,” from the story I did. We’re very excited about it. Trust me, you’ve never seen anything like this. Anyway, I’m so glad to be here. Thank you, Bob, for having me.

Robert A. Iger

I know all of you join me in welcome John – and Ed Catmull who’s with us today — as well as the rest of the company. We’re incredibly optimistic about what the future holds.

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Thomas O. Staggs

Indeed, moviegoers have particular affinity for two film brands. One of them, of course, is Disney. The other, is Pixar.

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Of course, one of our most important jobs is to allocate capital and manage our asset base in order to position Disney for long-term success. Our recent efforts in this regard are evidenced by two major strategic initiatives. The first is our agreement to purchase Pixar.

The combination of Pixar and Disney animation represents a fundamental investment in Disney’s creative vibrancy and future, as you just saw in great detail. We expect the transaction will pressure earnings per share for the next couple of years. However, we believe that the combination will add to our earnings after that. And it will extend our ability to develop the kind of beloved properties that truly set Disney apart, while adding value across virtually all of our businesses.

Since the required period for U.S. anti-trust review has now expired, Pixar will likely be in the position to send proxies to its shareholders in the next several weeks, which would enable us to complete the transaction by late April or May.

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ABC Radio and Pixar are obviously unrelated transactions, but they demonstrate our commitment to allocate capital toward endeavors that enhance our competitive advantage and the overall value of our business for the long term.

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We currently intend to repurchase in excess of $5 billion worth of Disney shares over the next 12 months, and our goal is to repurchase as many shares as we’re issuing in the Pixar transaction by the end of fiscal 2007.

* * *

Certain statements in these excerpts may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the views and assumptions of the management of The Walt Disney Company regarding future events and business performance as of the time the statements are made and the Company does not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Such differences may result from legal or regulatory proceedings or other factors that affect the timing or ability to complete the transactions contemplated herein, actions taken by either The Walt Disney Company or Pixar, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the companies’ control, including: adverse weather conditions or natural disasters; health concerns; international, political or military developments; technological developments; and changes in domestic and global economic conditions, competitive conditions and consumer preferences. Such developments may affect assumptions regarding the operations of the businesses of The Walt Disney Company and Pixar separately or as combined entities including, among other things, the timing of the transaction, the performance of the companies’ theatrical and home entertainment releases, expenses of providing medical and pension benefits, and demand for products and performance of some or all company businesses either directly or through their impact on those who distribute our products. Additional factors that may affect results are set forth in the Annual Report on Form 10-K of The Walt Disney Company for the year ended October 1, 2005 under the heading “Item 1A—Risk Factors,” the Quarterly Report of The Walt Disney Company for the quarter ended December 31, 2005, in the Annual Report on Form 10-K of Pixar for the year ended December 31, 2005, under the heading “Item A – Risk Factors,” and in the Registration Statement on Form S-4 containing a preliminary prospectus/proxy statement regarding the proposed acquisition of Pixar by Disney filed on February 17, 2006.

Disney has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-131914) containing a preliminary prospectus/proxy statement regarding the proposed acquisition of Pixar by Disney. This material is not a substitute for the prospectus/proxy statement regarding the proposed acquisition. Investors are urged to read the preliminary prospectus/proxy statement, which contains important information, including detailed risk factors, and the final prospectus/proxy statement when it becomes available. The final prospectus/proxy statement will be mailed to the shareholders of Pixar. The prospectus/proxy statement and other documents which are filed by Disney and Pixar with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement.